 April 27, 2012

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Attn:       Larry Spirgel

Assistant Director

Re:	ATA Inc.
Form 20-F for the fiscal year ended March 31, 2011
Filed June 15, 2011
File No. 001-33910

Ladies and Gentlemen:

We received your letter dated April 13, 2012 (the “Letter”), setting forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) on our above-referenced Form 20-F (the “FY2011 20-F”). Our responses to the specific comments, including proposed disclosure to be added in ATA Inc.’s Form 20-F for the fiscal year ended March 31, 2012 (the “FY2012 20-F”), are set forth below. For the convenience of the Staff, each comment from the Letter is restated in bold prior to the response to such comment. Throughout our response, references to “ATA,” “the Company,” “we,” “us”, or “our” refer to ATA Inc., its subsidiaries and consolidated variable interest entity.

Form 20-F for the fiscal year ended December 31, 2009

General

D. Risk Factors, page 5

1.                                       As a public company, your auditor is required by law to undergo regular Public Company Accounting Oversight Board (PCAOB) inspections to assess its compliance with U.S. law and professional standards in connection with its audits of financial statements filed with the SEC.  The PCAOB, however, is currently unable to inspect the audit work and practices of your auditor (see http://pcaobus.org/International/Inspections/Pages/IssuerClientsWithoutAccessList.aspx). As a result of this obstacle, investors in U.S. markets who rely on your auditor’s audit reports are deprived of the benefits of PCAOB inspections of auditors.

Therefore, please state this fact under a separate risk factor heading. Explain that this lack of inspection prevents the PCAOB from regularly evaluating your auditor’s audits and its quality control procedures.

In light of the Staff’s comment, the Company intends to revise the disclosure in the FY2012 20-F to add a new risk factor that would read as follows:

“Our independent registered public accounting firm’s audit documentation related to their audit reports included in this annual report may be located in China. The Public Company Accounting Oversight Board currently cannot inspect audit documentation located in China and, as such, you may be deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the US Securities and Exchange Commission, as auditors of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States) (“the “PCAOB”), is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the applicable laws of the United States and professional standards.  Our operations are principally conducted in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities. Accordingly, any audit documentation located in China related to our independent registered public accounting firm’s reports included in our filings with the US Securities and Exchange Commission is not currently inspected by the PCAOB.

Inspections conducted by the PCAOB outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality.  This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating audit documentation located in China and its related quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’saudit procedures or quality control procedures as compared to audits outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.”

2.                                      We note your response to comments 1, 3 and 4 in our letter dated March 9, 2012, and your proposed disclosure that states that the equity pledge agreement takes effect upon registration with SAIC. Please explain further that only registration secures your interest in the equity as collateral and your equity pledge remains unregistered.

Further, disclose that in this case, with an unregistered equity pledge, the company and its WOFE subsidiary may not foreclose on the equity interest as collateral, but would have to sue for damages for breach of the equity pledge agreement, an unsecured claim.

In light of the Staff’s comments, the Company has further consulted with the relevant local authority for registering the equity pledge, Haidian Branch of Beijing Administration for Industry and Commerce (“BAIC Haidian Branch”), and completed the registration on April 25, 2012. As such, the Company intends to revise the proposed disclosure contained in the FY2012 20-F under the paragraph heading “Equity pledge agreement, dated October 27, 2006, as amended and restated on February 12, 2007, and as amended on July 7, 2009” in “Agreements among ATA BVI, ATA Learning and ATA Online” under Item 7.B. to further include the underlined portion below:

“Equity pledge agreement, dated October 27, 2006, as amended and restated on February 12, 2007, and as amended on July 7, 2009.  To secure the payment obligations of ATA Online under the exclusive technical support agreement and the strategic consulting service agreement described above and provide additional covenants, ATA Online’s shareholders have pledged to ATA Learning their entire equity ownership interests in ATA Online. Upon the occurrence of certain events of default specified in this agreement, ATA Learning may bring a suit against ATA Online in a local PRC court to confirm the debt amount and enforce the pledge by foreclosing on the pledged equity interest. Upon foreclosure, the pledged assets would be sold off by the court in a public auction and the proceeds used to satisfy ATA Online’s outstanding liabilities under the equity pledge agreement. ATA Learning or its designee can also take part in the auction to bid for the pledged assets itself. As we would not obtain the actual shares of ATA Online upon enforcement of the pledges, the purpose of the equity pledges is not to obtain the equity interest of ATA Online in case of breach of the exclusive technical support agreement and the strategic consulting service agreement, but instead to act as collateral for ATA Online’s performance under those agreements. Under the equity pledge agreement, the pledgor may not transfer the pledged equity interest without the pledgee’s prior written consent.

Under PRC law, a pledge of equity interest can only be valid after such pledge is registered with the relevant local branch of the State Administration of Industry and Commerce. Only such registration secures our interest in the equity as collateral. The equity pledges under the equity pledge agreement were registered with the relevant local authority, Haidian Branch of Beijing Administration for Industry and Commerce, on April 25, 2012.

The term of the pledge agreement is the same as the term of the strategic consulting service agreement. The equity pledge agreement will also be binding upon successors of the pledgor and transferees of the pledged equity interest. This agreement may be terminated upon the completion of ATA Online’s contractual liabilities under the exclusive technical support agreement and the strategic consulting service agreement as described above. In February 2007, at the direction of the company, Jianguo Wang transferred all of his equity interest in ATA Online to Walter Lin Wang, and the October 2006 agreement was amended and restated to take this transfer into account.

In July 2009, the agreement was further amended to incorporate the new investments in the registered capital of ATA Online made by the shareholders of ATA Online as subject to the pledges.”

The Company also intends to revise the third risk factor under “Risks Relating to Regulation of Our Business” to include disclosure regarding the registration, including the date of registration and the name of the relevant authority it was registered with.

3.                                      Further explain that the unregistered equity pledge is not valid against potential secured third party claims and it is not effective for satisfaction of the interest of the company it purports to secure while it remains an unregistered, unsecured claim without lawsuit to enforce your interest in case of any breach.

As noted in the response to Comment 2, the registration of the equity pledges was completed on April 25, 2012.

4.                                      Also, if the registration of the equity pledge itself is of no significant importance as you state in your response to our comment 1, then please discuss the significance of your disclosure on page 13 that under PRC law a pledge of equity interests can only be valid after such pledge is registered at the relevant agency.  Discuss the significance of the equity pledge registration process as a whole under PRC law given your belief that the registration of the equity pledges themselves “is of no significant importance.”  Provide the basis for your belief.

As noted in the response to Comment 2, the registration of the equity pledges was completed on April 25, 2012. As noted in the proposed disclosure in the FY2012 20-F under the paragraph heading “Equity pledge agreement, dated October 27, 2006, as amended and restated on February 12, 2007, and as amended on July 7, 2009” in “Agreements among ATA BVI, ATA Learning and ATA Online” under Item 7.B., equity pledge registration provides the Company with a security interest under the equity pledge agreement to enforce the negative covenants contained therein and to secure ATA Online’s performance under the exclusive technical support agreement and the strategic consulting service agreement.  As such, the Company believes the equity pledges help protect the Company’s interest in case of a breach of the negative covenants contained in the equity pledge agreement or the terms of the exclusive technical support agreement and the strategic consulting service agreement, and serves as a deterrent to any such breach. The equity pledges do not, however, provide the Company with direct control over ATA Online.  As such, registration of the equity pledge and the equity pledge agreement itself are of relatively minor importance in comparison with the call option and cooperation agreement, which offers the Company a much more powerful tool to control ATA Online and to mitigate the risks related to operating its online businesses through ATA Online.

5.                                      Please disclose any provisions in the equity pledge agreement related to damages for failure to register the equity pledge with the local SAIC.  We understand that unless such provisions are clearly provided for in the equity pledge agreement, it may be difficult to prove and claim any other damages arising from any VIE breach that would be satisfied by the equity pledge agreement.  It appears that the company would probably have to rely on other VIE contracts to support its damages claim. In short, unregistered equity pledges and the rights provided for the equity pledge agreements are unsecured rights.  Disclose the process for a lawsuit to dispose of the interest in the equity pledge agreement and the risks to prevailing at same with your unsecured claim. Include discussion of the right to damages for failure to register, if any, in this equity pledge or equity pledge agreement.

As noted in the response to Comment 2, the registration of the equity pledges was completed on April 25, 2012. For more details on the process for a lawsuit to dispose of the interest in the equity pledge agreement, please see the response to Comment 2, including the proposed revised disclosure in this regard.

6.                                      Further discuss the importance of any negative covenants contained in the equity pledge agreement, including for example, your covenant not to in any way transfer the equity interest held by each shareholder and what the process and risks of same would be to enforce the negative covenant in case of breach where your equity pledge remains unregistered.  Please confirm that this negative covenant appears only in the equity pledge agreement and not in the equity pledge itself, to be registered with the local SAIC and the consequences of same on its enforceability.

ATA Online agreed to several negative covenants contained in the equity pledge agreement, the most important of which is the covenant not to transfer the equity interest held by each shareholder (as noted in the Staff’s comment). If the shareholders of ATA Online attempt to transfer their equity interests to a third party in breach of this covenant, the Company can bring a claim for damages under the equity pledge agreement and obtain injunctive relief through the PRC courts to prevent a sale from closing, even if the pledge is unregistered. The negative covenants in the equity pledge agreement are separate from the equity pledge itself and are enforceable regardless of the registration status. As noted in the response to Comment 2, the registration of the equity pledges was completed on April 25, 2012. As a result, the pledges could be enforced against ATA Online’s shareholders to recover any damages resulting from breach of the covenants under the equity pledge agreement.

7.                                      We note your response to comment 1 in our letter dated March 9, 2012.  Specifically, your disclosure that the registration of your equity pledges is ongoing, but because the monetary amount to be secured by the pledge is not fixed, the relevant local authority has not completed your registration on the grounds that your filing cannot meet the relevant local authority’s requirements.

Please revise to discuss the local authority’s registration requirements and address why these requirements are impeding the registration process.

As noted in the response to Comment 2, the registration of the equity pledges was completed on April 25, 2012.  As an alternative to the registration of equity pledges for floating amounts, the Company provided the registration authority with a finite amount based on the estimated average fee amounts that would be payable under the technical support agreement and the strategic consulting service agreement from 2013 to 2015. For the period from 2007 through 2012, no fees payable under the technical support agreement and the strategic consulting service agreement were incurred; as a result, the Company did not include such fees in its calculation. On April 16, 2012, the shareholders of ATA Online, Mr. Kevin Xiaofeng Ma and Mr. Walter Lin Wang, signed a confirmation letter stating the estimated average fee amounts that would be payable under the technical support agreement and the strategic consulting service agreement from 2013 to 2015. On April 25, 2012, the registration authority accepted the equity pledge registration based on the pledged amount specified in the confirmation letter. The Company will include the confirmation letter as an exhibit to its FY2012 20-F.

8.                                      Further, explain why you cannot register an equity pledge in a certain amount, i.e., in the amount of service fees that have accrued to date with quarterly or annual amendment as necessary to cover the new amounts owed.  State the annual amount of service fees under the technical support agreement and the strategic consulting agreement that have been paid to date. Further, disclose any alternative options the local authorities may have proposed or would accept that would allow the registration of equity pledges for floating amounts.  For example, we understand that such registrations are acceptable in other local SAIC offices after various discussions with such local SAIC authorities.

As noted in the response to Comment 2, the registration of the equity pledges was completed on April 25, 2012. For the amount of service fees and alternatives to registration of equity pledges for floating amounts, please see the response to Comment 7.

Substantial uncertainties and restrictions exist with respect to the application and implementation of Chinese laws and regulations…, page 13

9.                                      We note your response to comment 3 in our letter dated March 9, 2012.  Please clarify why you do not expect the current unregistered status of the pledge agreement to have any material effect on your business, financial condition and results of operations.  Further, discuss why you believe the equity pledge is not of significant importance and is not necessary to effectively control ATA Online or mitigate the risks related to operating ATA Online’s online businesses through ATA Online.  We note your disclosure that the equity pledges were entered into, not to obtain the equity interest of ATA Online, but instead to act as collateral for ATA Online’s performance under the exclusive technical support agreement and the strategic consulting service agreement.

If the equity pledge is not necessary to effectively control ATA Online or mitigate the risks related to operating ATA Online, then please explain your belief that the certain covenants contained in the equity pledge agreement help to strengthen the control over ATA Online created by the contractual arrangements as a whole.  We note your mention of certain negative covenants to the equity pledge agreement in your supplemental response.  Given your belief as to the lack of relative importance of the equity pledge agreement, please also discuss the purpose of the equity pledge itself if it is not necessary to effectively control ATA Online or mitigate certain risks related to operating the entity.

As noted in the response to Comment 2, the registration of the equity pledges was completed on April 25, 2012.  Regarding the importance of the equity pledge and the covenants therein, please refer to the responses to Comment 4 and Comment 6.

Our contractual arrangements with ATA Online and its shareholders do not provide us with ownership interests…, page 14

10.                               We note your response to comment 4 in our letter dated March 9, 2012.  Please expand your disclosure to discuss the relevant PRC laws with which you must be in compliance in order to exercise the exclusive option to purchase, or have your designee purchase, each shareholder’s equity interest in ATA Online at any time.

In response to the Staff’s comment, the Company intends to revise the proposed first paragraph of the referenced risk factor in the FY2012 20-F to further include the underlined portion below:

“Because of PRC restrictions on foreign ownership of Internet-based businesses in China, we depend on a series of contractual arrangements with ATA Online, in which we have no equity ownership interest, to conduct our online businesses. These contractual arrangements include loan agreements, technical support agreement, strategic consulting service agreement, call option and cooperation agreement, and equity pledge agreement.  They are intended to provide us with the power to direct the activities of ATA Online that most significantly impact ATA Online’s performance and allow us to obtain the economic benefits from ATA Online, but may not be as effective in providing control over ATA Online as equity ownership. For example, ATA Online and its shareholders could breach the terms of the contractual arrangements by, among other things, failing to operate our online businesses in an acceptable manner or taking other actions that are detrimental to our interests. As a protection against such risks, ATA Online and its shareholders are prohibited under the contractual arrangements from engaging in certain activities without our consent, including a prohibition on any transfer by ATA Online’s shareholders of their equity interest in ATA Online and a prohibition on ATA Online entering into similar technical support and strategic consulting agreements with third parties. In addition, we have the exclusive option to purchase or have our designee purchase each shareholder’s equity interest in ATA Online at any time so long as such purchase is in compliance with PRC laws.

Due to restrictions under PRC law on foreign ownership of Internet-based businesses in China, we are not permitted to exercise the exclusive option to directly purchase ATA Online’s equity interests due to foreign exchange restrictions. There are no material restrictions under PRC law if we were to designate PRC citizens or non-foreign-invested PRC enterprises as our designees to purchase ATA Online’s equity interests or assets.”

We may lose the ability to use and enjoy assets…..page 15

11.                               We note your response to comment 6 in our letter dated March 9, 2012.  Please revise your proposed disclosure to also include that ATA BVI has the exclusive purchase option to acquire the entirety, or any portion, of ATA Online’s equity interest or the assets owned by ATA Online, exercisable at ATA BVI’s discretion.

The Company advises the Staff that the requested disclosure can be found in the proposed disclosure contained in the Company’s response to comment 6 of the Staff’s letter dated March 9, 2012.

12.                               Further, please clarify the pledge agreement you refer to in your response to comment 6 in our letter dated March 9, 2012. We note your disclosure that upon registering the pledge agreement, you could also enforce the pledge against ATA Online’s shareholders.  Please clarify this response given your earlier responses to comments 1, 3, and 4 in our letter dated March 9, 2012.

The Company advises the Staff that the pledge agreement referenced in the response to comment 6 of the Staff’s letter dated March 9, 2012 is the same as the pledge agreement referenced in the responses to comments 1, 3 and 4 of the same letter. To avoid confusion, the Company intends to revise the proposed disclosure contained in the response to comment 6 of the Staff’s letter dated March 9, 2012 to further include the underlined portions below:

“To comply with PRC laws and regulations relating to foreign ownership restrictions in the Internet content distribution businesses, we currently conduct our operations in China through contractual arrangements with ATA Online. As part of these arrangements, ATA Online holds certain of the assets that are important to the operation of our online test preparation business. We have not entered into any pledge agreements with respect to the underlying assets as collateral to secure the responsibilities of ATA Online. We have, however, entered into a call option and cooperation agreement under which our wholly owned subsidiary, ATA BVI, has an exclusive purchase option to acquire the entirety or any portion of ATA Online’s equity interest or the assets owned by ATA Online, exercisable at ATA BVI’s discretion. Nonetheless, if ATA Online goes bankrupt and all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our online test preparation business operations, which could materially and adversely affect our business, financial condition and results of operations.

If ATA Online undergoes a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of its assets, thereby hindering our ability to operate our online test preparation business. We can take part in the liquidation procedures as a general creditor pursuant to PRC law and to recover any outstanding liabilities owed by ATA Online to our wholly owned subsidiaries under the contractual arrangements. We could also enforce the pledges contained in the equity pledge agreement entered into with each of the shareholders of ATA Online against ATA Online’s shareholders and dispose the pledged equity to indemnify any losses under the technical support agreement and strategic consulting service agreement with priority over any unsecured creditors of ATA Online’s shareholders.”

13.                               We note your response to comment 7 in our letter dated March 9, 2012.  Please clarify whether the pledge against ATA Online’s shareholders has to be registered in order for the pledgee to enforce the pledge and thereby dispose of the pledged equity to indemnify any losses under the VIE agreements.  Please note that our comment 8 addressed the priority of your equity pledge agreements, if properly registered.

As noted in the response to Comment 2, the registration of the equity pledges was completed on April 25, 2012.  Regarding whether the pledge against ATA Online’s shareholders has to be registered in order for the pledgee to enforce the pledge and thereby dispose of the pledged equity to indemnify any losses under the VIE agreements, please see the revised disclosure in the Company’s response to Comment 2.

Restrictions on currency exchange may limit our ability to utilize our revenues effectively…, page 18

14.                               We note your response to comment 11 in our letter dated March 9, 2012.  Please confirm that you will provide the disclosure provided in the entire response to comment 11 in your future filings. For instance, we note your current proposed disclosure does not address whether revenues generated in the PRC can be used to pay off debt generated outside of the PRC. In addition, we note the proposed disclosure does not discuss whether proceeds from the liquidation of assets can be used outside of the PRC.  We note your response addresses these areas of disclosure, but please confirm that your disclosure in future filings will also address this disclosure.

In response to the Staff’s comment, the Company intends to revise the proposed first paragraph of the referenced risk factor in the FY2012 20-F to further include the underlined portion below:

“A substantial majority of our revenues and operating expenses are denominated in Renminbi. Restrictions on currency exchange imposed by the Chinese government may limit our ability to utilize revenues generated in Renminbi to fund our business activities outside China, if any, or expenditures denominated in foreign currencies. Under current Chinese regulations, Renminbi may be freely converted into foreign currency for payments relating to “current account transactions,” which include among other things dividend payments and payments for the import of goods and services, by complying with certain procedural requirements. Pursuant to the relevant regulations, a company applying for the remittance of dividends should provide to the bank handling the remittance: (i) proof of taxes paid, (ii) an audit report on the status of dividends, (iii) the relevant company’s foreign exchange registration certificate, (iv) a capital verification report issued by an accounting firm, and (v) an audit report on the company’s financial condition during the current year. These procedural requirements generally do not pose any risk to a wholly foreign-owned company’s ability to remit dividends to its offshore parent. However, should SAFE focus on our use of the variable interest entity structure for ATA Online during the approval or registration process, there is a risk that it may disapprove remittance of dividends or other capital account transactions in order to enforce the restrictions against foreign investment in online education business under the Guidance Catalogue of Industries for Foreign Investment. Revenues generated in the PRC can be converted into foreign currency to pay salaries of employees located outside of the PRC upon the employee completing registration procedures. Revenues generated in the PRC can also be used to pay off debt generated outside of the PRC, provided that the Company completes relevant foreign debt registration or approval requirements. Although the Renminbi has been fully convertible for current account transactions since 1996, we cannot assure you that the relevant Chinese government authorities will not limit or eliminate our ability to purchase and retain foreign currencies for current account transactions in the future.”

Regarding the language on conversion of proceeds from liquidation, as such language does not enhance the risk to shareholders and may be considered to contain mitigating language, the Company proposes to include it in the description of relevant PRC regulations on foreign exchange under Item 4.B in the FY2012 20-F.  The proposed language to be added would be:

“According to Article 26 of the Regulations on the Foreign Exchange System of the People’s Republic of China, if the Company’s PRC subsidiaries liquidate, the Renminbi distributable to its foreign shareholders after the liquidation and payment of relevant taxes can be freely converted into foreign currency and remitted abroad. Therefore, there are no legal impediments to remitting the proceeds from a liquidation of our PRC subsidiaries outside of China to investors who are not PRC nationals.”

15.                               Further, we note your response to comment 11 in our letter dated March 9, 2012, that the procedural requirements do not pose any risk to a wholly foreign-owned company’s ability to remit dividends to its offshore parent.  However, we understand that SAFE, MOFCOM and tax authorities cooperate with each other in order to enforce the Catalogue which restricts foreign investment in online education businesses.

Thus, please explain/disclose whether it is possible that SAFE might discover the VIE structure during the approval or registration process, and on that basis, disapprove remittance of dividends or other capital account transactions, or current account transactions.  Please disclose whether there are any other SAFE issues that might arise as a result of using the VIE structure.

In response to the Staff’s comment, the Company has added additional disclosures in the referenced risk factor in the FY2012 20-F. Please see the response to Comment 14. Additionally, in response to the Staff’s comment regarding any other SAFE issues, the Company intends to revise the risk factor entitled “Chinese regulation of loans and direct investments by offshore holding companies or their Chinese subsidiaries or affiliates may restrict our ability to execute our business strategy” in the FY2012 20-F to include the paragraph below:

“In 2008, SAFE promulgated the Circular on the Relevant Operating Issues concerning Administration Improvement of Payment and Settlement of Foreign Currency Capital of Foreign-invested Enterprises, or Circular 142, a notice regulating the conversion by a foreign-invested enterprise, or FIE, of foreign currency into Renminbi by restricting how the converted Renminbi may be used. Circular 142 requires that Renminbi converted from the foreign currency-denominated capital of a FIE may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC unless specified otherwise in its business scope. For example, such converted amounts may not be used for investments in or acquisitions of other companies, which can inhibit the ability of companies to consummate such transactions. In addition, SAFE strengthened its oversight of the flow and use of Renminbi funds converted from the foreign currency-denominated capital of FIEs under Circular 142. The use of such Renminbi may not be changed without approval from SAFE, and may not be used to repay Renminbi loans if the proceeds of such loans have not yet been utilized. Violations of Circular 142 will result in severe penalties, including heavy fines. As a result, Circular 142 may limit our ability to convert net proceeds raised in subsequent offerings or financings by our overseas companies into Renminbi and use such net proceeds in investments or acquisitions of other companies, which may adversely affect our liquidity and our ability to fund and expand our business in China.”

Item 4. Information on the Company, page 23

B. Business Overview, page 23

16.                              We note your response to comment 12 in our letter dated March 9, 2012.  Please confirm that you will provide the basis for your statement, as provided in your response, in future filings.

The Company confirms that it will provide the basis for the statement in future filings.

Item 7. Major Shareholders and Related Party Transactions, page 69

17.                               We note that Section 4 of the Equity Pledge Agreement filed as Exhibit 10.13 to your Form F-1 on January 8, 2008, provides that the Pledgors, or ATA Online shareholders, shall cause ATA Online to register the Pledge under the agreement in its “Shareholders’ List” within three (3) days after the pledge agreement is executed.  Further, we note that Section 17 of the agreement provides that the equity pledge agreement is effective upon the execution of all parties to the agreement and the pledgors recording the pledge of pledge property in the “Shareholders’ List” and handing over such list to the pledgee, or ATA Learning. Please explain the reference to “Shareholders’ List” in the agreement.  If “Shareholders’ List” references the local authority that the equity pledge must be registered with in order to be valid and enforceable, please state so.  Further, assuming “Shareholders’ List” references the local authority that the equity pledge must be registered with in order to be valid and enforceable, please discuss the registration timetable outlined in your agreement in your Form 20-F and discuss the effect your inability to meet the three (3) day registration deadline of the equity pledge has on the validity and enforceability of the equity pledge going forward.  Finally, please also discuss that the equity pledge agreement was executed on February 12, 2007, and based on Sections 4 and 17 of the equity pledge agreement, since registration of the equity pledge has not taken place pursuant to the required registration provisions of the agreement, the equity pledge has not been in effect for over five years.  Please also provide appropriate risk factor disclosure addressing this.

As noted in the response to Comment 2, the registration of the equity pledges was completed on April 25, 2012. The Company advises the Staff that the referenced Shareholders’ List is an internal list kept by the Company for record-keeping purposes.  The list tracks the status of all shareholder shares and is updated periodically on an as-needed basis.  The pledge was recorded in the Shareholders’ List on June 1, 2007. It does not need to be registered with local authorities, and registering the equity pledges in the referenced Shareholders’ List is different and distinct from the registration of the equity pledges with the relevant local authorities referred to in the risk factors and related party transactions disclosure.

(2) Summary of Significant Accounting Policies

(v) Variable Interest Entities, F-17

18.                                       We note your proposed disclosures provided in response prior comment 18 from our letter dated March 9, 2012. You disclose that the neither the Group or the equity holders of ATA Online individually have the power to direct activities of ATA Online that most significantly impact ATA Online’s economic performance, the obligation to absorb the expected losses and the right to receive expected residual returns of ATA Online. We also note that fees under the technical support agreement and strategic consulting service agreement are based on actual services required by ATA Online.

You disclose that during the periods presented no services were provided under these agreements. In addition, under the loan agreements you are only entitled to dividends declared by ATA Online. Tell us how you determined that all the equity and net income or losses of ATA Online should be attributed to the company, instead of reflecting a non-controlling interest for the equity holder of ATA Online. Discuss the accounting literature you considered in determining your accounting policy.

The Company advises the Staff that we determined that all the equity and net income or losses of ATA Online should be attributed to the Company instead of reflecting a non-controlling interest for the equity holder of ATA Online for the following reasons:

As described in the paragraphs below, although Mr. Kevin Xiaofeng Ma and Mr. Walter Lin Wang are the legal owners of ATA Online, they are also the de facto agents of the Group and they do not have the rights to, or any participation in any portion of the net assets of ATA Online nor do they have rights to, or any participation in ATA Online’s earnings or any obligations to fund ATA Online. Therefore the Company believes that it is not appropriate to attribute the equity (net assets) and the net income or losses of ATA Online to Mr. Kevin Xiaofeng Ma and Mr. Walter Lin Wang on the basis of their legal ownerships. As a result, all the equity and net income or losses of ATA Online were attributed to the Company and none were allocated to Mr. Kevin Xiaofeng Ma and Mr. Walter Lin Wang for the periods presented. The Company believes that such allocation is in accordance with ASC 810-10-20 Glossary, which states, “non-controlling interest is the portion of equity (net assets) in a subsidiary not attributable, directly or indirectly, to a parent.”

Rights to or participation in the net assets or earnings of ATA Online

Mr. Kevin Xiaofeng Ma’s and Mr. Walter Lin Wang’s legal ownership in ATA Online does not contain any rights to allow them to participate in the residual value, dividends or future changes in fair value of ATA Online. Pursuant to the VIE Agreements, Mr. Kevin Xiaofeng Ma and Mr. Walter Lin Wang do not have (i) rights to transfer or sell their legal ownership to third parties (other than to the Group or any party designated by the Group); (ii) rights to dividends declared by ATA Online; or (iii) rights to participate in the residual value of ATA Online.

Obligations to fund ATA Online

In addition, Mr. Kevin Xiaofeng Ma and Mr. Walter Lin Wang do not have any ownership risks or obligations to fund ATA Online. Their legal ownership in ATA Online in the amount of RMB 10 million has been funded by, and pledged to, the Group. Furthermore all of the operating costs of ATA Online since inception have been funded by the Group. Mr. Kevin Xiaofeng Ma and Mr. Walter Lin Wang have no obligations to fund losses of ATA Online nor are they required to repay the funds provided by the Group.

All of the above mentioned ownership interests, risks and benefits have been assigned to the Group pursuant to the VIE Agreements. In substance and by contract, Mr. Kevin Xiaofeng Ma and Mr. Walter Lin Wang merely hold the legal ownership of ATA Online on behalf of the Group.

********

If you have any further questions or comments, or would like clarification as to any of the information provided in this letter, please do not hesitate to contact me at (86-10) 6518-1122 ext. 5107 or David Roberts (86-10) 6563-4209) or Tom Hall (86-10) 6563-4202) of O’Melveny & Myers LLP.

Respectfully submitted,

/s/ Benson Tsang

		Name:	Benson Tsang
		Title:	Chief Financial Officer

cc:	David Roberts
Thomas Hall
O’Melveny & Myers LLP